Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-164432

February 4, 2010

JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd., or JinkoSolar, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents JinkoSolar has filed with the SEC for more complete information about JinkoSolar and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents JinkoSolar has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JinkoSolar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-866-471-2526 or +1-800-221-1037 (calling these numbers is not toll free outside the United States). You may also access JinkoSolar’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1481513/000119312510021850/df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to JinkoSolar’s registration statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on February 4, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 2.

The disclosure on pages 36 and 37 under “Risk Factors—Risks Related to Our Business and Our Industry—Our operating results may fluctuate from period to period in the future” has been amended to include the following sentences before the last sentence:

In addition, from time to time we may apply for and receive government incentives in the form of subsidy income, and the amount of such subsidy income varies from period to period, which may cause our net income and net margin to vary from period to period. For the nine months ended September 30, 2009, we received government subsidy totaling RMB8.3 million (US$1.2 million), which included subsidy for our expansion of production scale, technology upgrades and development of export markets. We estimate that we received approximately RMB281 thousand of government subsidy income for the three months ended December 31, 2009. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods.

The disclosure on page 81 under “Recent Developments” has been amended to replace the second paragraph with the following paragraphs:

In the three months ended December 31, 2009, we shipped a total of approximately 68 MW of silicon wafers, 14 MW of solar cells and 13 MW of solar modules. Our shipments of these products for the three months ended September 30, 2009 were 56 MW, 10 MW and 1 MW, respectively. Shipment refers to the dispatch of products from our factory, and does not correlate precisely to sales for revenue recognition purposes. See Notes to the Consolidated Financial Statements, Note 2n.

We estimate that our revenues for the three months ended December 31, 2009 ranged from approximately RMB670 million to RMB700 million, and that our gross margin for the three months ended December 31, 2009 ranged from approximately 15.8% to 16.6%. We recorded revenues and gross profit of RMB398.9 million and RMB63.1 million, respectively for the three months ended September 30, 2009, representing a gross profit margin of 15.8%.

We estimate that our income from operations for the three months ended December 31, 2009 ranged from approximately RMB74 million to RMB77 million. We recorded income from operations of RMB24.2 million for the three months ended September 30, 2009.

The disclosure on page 225 under “Taxation” has been amended to add the following paragraph under “Hong Kong Taxation—Hong Kong Profits Tax”:

Trades of the ADSs executed on the New York Stock Exchange would generally be considered to be effected in the United States and therefore any profits on disposal would be considered to be non-Hong Kong sourced and hence not subject to Hong Kong tax. This general principle may not apply to the trading profits of certain investors due to the nature of their business (e.g., insurances companies) or the way their transaction is arranged (e.g., off exchange transactions).

The disclosure on page F-54 under Note 27 has been amended to include the following two paragraphs:

Upon closing of a Qualified IPO by April 30, 2010, the 2009 and 2010 Performance Adjustment features will be eliminated and hence the fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities will decrease to zero. Such change in fair value of the derivative liabilities upon a Qualified IPO will be recognized as income in the Company’s consolidated statement of operations in the period in which a Qualified IPO is consummated.

The unaudited pro forma balance sheet as of June 30, 2009, also gives effect to the elimination of the 2009 and 2010 Performance Adjustment Derivative Liabilities which will occur upon closing of a Qualified IPO. Accordingly, the carrying value of the derivative liabilities at June 30, 2009, in the amount of RMB21,995,107, was reclassified from Derivative Liabilities to (Accumulated Deficit)/Retained Earnings for such pro forma adjustment. Pro forma EPS does not give effect to the elimination of the derivative liabilities as the effect of such elimination is nonrecurring and will be included in the Company’s earnings immediately upon close of the Qualified IPO.

The disclosure on page F-82 and F-83 under Note 21 has been amended to include the following two paragraphs:

Upon closing of a Qualified IPO by April 30, 2010, the 2009 and 2010 Performance Adjustment features will be eliminated and hence the fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities will decrease to zero. Such change in fair value of the derivative liabilities upon a Qualified IPO will be recognized as income in the Company’s consolidated statement of operations in the period in which a Qualified IPO is consummated.

The unaudited pro forma balance sheet as of September 30, 2009, also gives effect to the elimination of the 2009 and 2010 Performance Adjustment Derivative Liabilities which will occur upon closing of a Qualified IPO. Accordingly, the carrying value of the derivative liabilities at September 30, 2009, in the amount of RMB22,994,274, was reclassified from Derivative Liabilities to Retained Earnings for such pro forma adjustment. Pro forma EPS does not give effect to the elimination of the derivative liabilities as the effect of such elimination is nonrecurring and will be included in the Company’s earnings immediately upon close of the Qualified IPO.

The disclosure on pages F-4, F-5, F-56 and F-57 has been amended in accordance with the amendment to the disclosure on pages F-54, F-82 and F-83.